INTERVAL LEISURE GROUP, INC.

6262 Sunset Drive
Miami, Florida 33143

March 4, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

VIA EDGAR

Re:                              Post-effective Amendment No. 4 to Form S-1 on Form S-3 (the “Registration Statement”)
File No. 333-152699

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Interval Leisure Group, Inc. (the “Company”), hereby requests that the effectiveness of the Registration Statement, as amended, be accelerated to 10:00 a.m. on March 8, 2010, or as soon thereafter as practical.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(c)           the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michele L. Keusch at (305) 925-7065 with any questions regarding the foregoing.

Very truly yours,

Interval Leisure Group, Inc.

By:	/s/ Victoria J. Kincke
Name: Victoria J. Kincke
Title: Senior Vice President and General Counsel